UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OPTIMIZERX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

760174 10 2

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

September 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS WPP LUXEMBOURG GAMMA THREE S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 6,011,106 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 6,011,106 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,011,106 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 13 Pages

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS WPP PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 6,011,106 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 6,011,106 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,011,106 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 13 Pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of OptimizeRx Corporation, a Nevada corporation (the “Company”). The address of the principal executive offices of the Company is 400 Water Street, Suite 200, Rochester, MI 48307.

Item 2. Identity and Background.

(a)-(c)	This Schedule 13D is being filed by WPP Luxembourg Gamma Three S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg (“Lux Gamma Three”), and WPP plc, a corporation formed under the laws of Jersey. WPP plc indirectly holds 100% of the outstanding stock of Lux Gamma Three through a series of intervening holding companies. Lux Gamma Three and WPP plc are sometimes referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

WPP plc and its subsidiaries (the “WPP Group”) comprise one of the largest communications services businesses in the world. The WPP Group provides communications services on a national, multinational and global basis. It operates from over 3,000 offices in 111 countries including associates. The WPP Group organizes its businesses in the following areas: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; Branding & Identity; and Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

The address of the principal office of Lux Gamma Three is 124 boulevard de la Pétrusse, Luxembourg L-2330. The address of the principal office of WPP plc is 27 Farm Street, London, United Kingdom W1J 5RJ.

(d)	During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth on Annex A hereto.

Page 4 of 13 Pages

Item 3. Source and Amount of Funds and Other Consideration.

The source of the cash used by Lux Gamma Three to acquire 6,011,106 shares of Common Stock (the “Shares”) was Lux Gamma Three’s working capital. Pursuant to a Stock Purchase Agreement dated as of September 24, 2015 by and between Lux Gamma Three (the “Investor”) and the Company (the “Stock Purchase Agreement”), the Investor purchased the Shares directly from the Company for cash, at a purchase price of $0.7875 per share, or gross proceeds of $4,733,746.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities described in Item 3 above for investment purposes. Consistent with such investment purposes, the Reporting Persons may engage in communications with, without limitation, management of the Company, one or more members of the board of directors of the Company (the “Board”), other shareholders of the Company and other relevant parties, and may make suggestions concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Company, and such other matters as the Reporting Persons may deem relevant to their investment in the Company, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

In connection with the Stock Purchase Agreement, on September 24, 2015 the Company entered into an Investor Rights Agreement with the Investor (the “Investor Rights Agreement”), pursuant to which the Company agreed to the following:

•	Demand Registration Rights. The Company granted the Investor registration rights for the Shares and any securities acquired in connection with an Amended and Restated Co-Marketing Agreement (described in Item 6) after a period of two years.

•	Inspection Rights. So long as the Investor owns not less than 25% of the Shares, the Investor will have an annual right to inspect the Company’s books and records.

•	Observer Rights. So long as the Investor owns not less than 25% of the Shares, the Company will allow the Investor to choose a representative to attend the Company’s board meetings as a nonvoting observer.

•	Board Seat. So long as the Investor owns not less than 25% of the Shares, the Company will appoint a nominee of the Investor as a member of the Company’s Board. The Company will have a five member Board provided that it is not prohibited by the rules and regulations of an exchange on which the Company trades. The Company also entered into an indemnity agreement with the nominee.

•	Budget Review. So long as the Investor owns not less than 25% of the Shares, the Company will review the Company’s budget plans with the Investor’s nominee prior to submission to the Board, at the request of the Investor.

Page 5 of 13 Pages

•	Right of First Refusal. The Company agreed that, in the event that it proposes to sell new securities, it will first offer such new securities to the Investor.

•	Special Approval Matters. So long as the Investor owns not less than 25% of the Shares, and provided that it is not prohibited by the rules and regulations of an exchange on which the Company trades, the Company agreed that 80% Board approval will be required for certain decisions, including:

•	the incurrence of any indebtedness in excess of $1.5 million in the aggregate during any fiscal year;

•	the sale, transfer or other disposition of all or substantially all of the assets of the Company;

•	the acquisition of any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $1.5 million in the aggregate during any fiscal year;

•	capital expenditures in excess of $1.5 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $1.5 million in the aggregate during any fiscal year;

•	making, or permitting any subsidiary to make, loans to, investments in, or purchasing, or permitting any subsidiary to purchase, any stock or other securities in another corporation, joint venture, partnership or other entity;

•	the commencement or settlement of any lawsuit, arbitration or other legal proceeding related to the intellectual property of the Company or involving an amount in controversy greater than $1.5 million; and

•	the issuance of new securities, except for securities issued under an equity incentive plan and any issuance of common stock to vendors, advisors, financial institutions, suppliers or joint venturers that do not exceed, individually or in the aggregate 5% of then issued and outstanding capital stock of the Company.

The foregoing descriptions of the Stock Purchase Agreement and the Investor Rights Agreement are qualified in their entirety by reference to the full text of the Stock Purchase Agreement and the Investor Rights Agreement, copies of which are filed as Exhibits 10.1 and 10.2, respectively, to the Company’s Current Report on Form 8-K, filed on September 30, 2015.

The Reporting Persons intend to review their investment in the Company on an ongoing basis. Depending on various factors (including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the relevant securities, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments of or related to the Company, or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Page 6 of 13 Pages

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Lux Gamma Three is deemed to beneficially own an aggregate of 6,011,106 Shares, representing approximately 20.8% of the Company’s outstanding Common Stock, based upon 22,949,819 shares of Common Stock outstanding as reflected in the Company’s Quarterly Report on Form 10-Q filed on August 11, 2015 for the quarter ended June 30, 2015. WPP plc indirectly owns 100% of Lux Gamma Three and therefore may be deemed to have beneficial ownership of the Shares. Lux Gamma Three disclaims beneficial ownership of the Shares.

(b)	Each of Lux Gamma Three and WPP plc may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.

(c)	See Items 4 and 6.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 24, 2015, the Company amended and restated an existing Co-Marketing Agreement with Grey Healthcare Group, LLC (“GHG”) an affiliate of the Investor (the “Amended and Restated Co-Marketing Agreement”). The Amended and Restated Co-Marketing Agreement was amended to give the GHG the option to receive all or part of the compensation due under the agreement in shares of the Company’s Common Stock. Shares issuable under the Amended and Restated Co-Marketing Agreement will be issued to the Investor or any other affiliate of GHG designated in writing by GHG at the following rates:

•	Until June 30, 2016, the Company will issue the number of shares of Common Stock equal to GHG’s share of net revenues received for sales of new services to GHG or Company clients (“GHG Net Revenues”) divided by $0.7875.

•	After June 30, 2016, the Company will issue the number of shares of Common Stock equal to the GHG Net Revenues divided by a price equal to 80% multiplied by the average trading price of one share of Common Stock during the 30 trading day period immediately prior to the date of the most recent statement of GHG Net Revenues set forth by the Company.

See Item 3 with respect to the Stock Purchase Agreement and Item 4 with respect to the Investor Rights Agreement.

Page 7 of 13 Pages

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement among the Reporting Persons, dated as of September 24, 2015.

2.	Stock Purchase Agreement, dated as of September 24, 2015, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 30, 2015 (the “Form 8-K”).

3.	Investor Rights Agreement, dated as of September 24, 2015, incorporated by reference to Exhibit 10.2 to the Form 8-K.

Page 8 of 13 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2015

WPP LUXEMBOURG GAMMA THREE S.À R.L.

	By:	/s/ Anne Ehrismann
Name: Anne Ehrismann
Title: Manager

	By:	/s/ Thierry Lenders
Name: Thierry Lenders
Title: Manager

	By:	/s/ Paul W.G. Richardson
Name: Paul W.G. Richardson
Title: Chief Financial Officer

Page 9 of 13 Pages

Annex A

Executive Officers and Directors

WPP Luxembourg Gamma Three S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

De Bodt, Michel Belgium	Manager	Finance Director	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Ehrismann, Anne France	Manager	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Manager	Lawyer	33 Avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Manager	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Luxembourg	Manager	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

van Popering, Emile Netherlands	Manager	Finance Director	Cantersteen 47, Brussels, 1000, Belgium

Stenke, Lennart Sweden	Manager	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Mulder, Astrid Netherlands	Manager	Chief Financial Officer	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP plc

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Sorrell, Sir Martin Great Britain	Director	Group Chief Executive (WPP plc)	27 Farm Street, London, W1J 5RJ, United Kingdom

Page 10 of 13 Pages

Richardson, Paul Great Britain, US	Director	Group Finance Director (WPP plc)	27 Farm Street, London, W1J 5RJ, United Kingdom

Quarta, Roberto Italy, US	Director and Chairman	Partner (Clayton, Dubilier & Rice)	27 Farm Street, London, W1J 5RJ, United Kingdom

Non-Executive Chairman (Smith & Nephew plc)

Non-Executive Chairman (WPP plc)

Agnelli, Roger Brazil	Director	Founding Partner & CEO (AGN Holding)	27 Farm Street, London, W1J 5RJ, United Kingdom

Non-Executive Chairman (B&A Mineracão S.A.)

Non-Executive Director (ABB Ltd)

Aigrain, Jacques Switzerland	Director	Partner (Warburg Pincus International LLC)	27 Farm Street, London, W1J 5RJ, United Kingdom

Non-Executive Director (London Stock Exchange Group plc)

Begley, Charlene US	Director	Non-Executive Director (NASDAQ OMX)	27 Farm Street, London, W1J 5RJ, United Kingdom

Non-Executive Director (Red Hat)

Hood, John New Zealand	Director	President & CEO (Robertson Foundation)	27 Farm Street, London, W1J 5RJ, United Kingdom

Chairman (Urenco Limited, Matakina Limited and Study Group Limited)

Chair (Rhodes Trust and Teach For All)

Page 11 of 13 Pages

Li, Ruigang China	Director	Founding Chairman (CMC Capital Partners)	27 Farm Street, London, W1J 5RJ, United Kingdom

Chairman (Shanghai Media Group)

Riccardi, Daniela Italy	Director	Chief Executive Officer (Baccarat)	27 Farm Street, London, W1J 5RJ, United Kingdom

Non-Executive Director (Kering)

Seligman, Nicole US	Director	President (Sony Entertainment Inc. and Sony Corporation of America)	27 Farm Street, London, W1J 5RJ, United Kingdom

Senior Legal Counsel (Sony Group)

Shong, Hugo US	Director	Executive Vice President, (International Data Group)	27 Farm Street, London, W1J 5RJ, United Kingdom

Member (Board of China Jiuhao Health Industry Corp)

Member (Board of Mei Ah Entertainment Group)

Member (Board of Trustees of Boston University)

Page 12 of 13 Pages

Shriver, Timothy A. US	Director	Chairman (Special Olympics)	27 Farm Street, London, W1J 5RJ, United Kingdom

Co-Founder and Chair (Collaborative for Academic, Social and Emotional Learning (CASEL))

Member (Council on Foreign Relations)

Susman, Sally US	Director	Executive Vice President, Corporate Affairs (Pfizer)	27 Farm Street, London, W1J 5RJ, United Kingdom

Member (Board of International Rescue Committee)

Trustee (Library of Congress)

Trujillo, Solomon US	Director	Member of various corporate boards in the US, EU and China	27 Farm Street, London, W1J 5RJ, United Kingdom

Page 13 of 13 Pages